# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Barfresh Food Group Inc., CIK 0001487197
CUSIP: 067532200
Title of class of securities: Common Stock, $0.000001 par value
Address of issuer's principal executive offices: 3600 Wilshire Boulevard, Suite 1720, Los Angeles, California (CA), 90010
Date of event which requires filing of this statement: 04/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001531964

## Reporting persons
- Ibex Investors LLC: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); sole voting power 1,110,982; shared voting power 0; sole dispositive power 1,110,982; shared dispositive power 0; aggregate amount beneficially owned 1,110,982 (7% of the class)
  Comment: limited liability company
- Justin B. Borus: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,440,885; shared voting power 0; sole dispositive power 1,440,885; shared dispositive power 0; aggregate amount beneficially owned 1,440,885 (9% of the class)
- Ibex Microcap Fund LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,110,982; shared voting power 0; sole dispositive power 1,110,982; shared dispositive power 0; aggregate amount beneficially owned 1,110,982 (7% of the class)
- Ibex Investment Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,110,982; shared voting power 0; sole dispositive power 1,110,982; shared dispositive power 0; aggregate amount beneficially owned 1,110,982 (7% of the class)
  Comment: limited liability company

## Item 1. Issuer
Name of issuer: Barfresh Food Group Inc.
Address of issuer's principal executive offices: 3600 Wilshire Boulevard Suite 1720 Los Angeles, CA, 90010

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the following (the "Reporting Persons"): (1) Ibex Investors LLC, a Colorado limited liability company (the "Investment Manager"); (2) Justin B. Borus ; (3) Ibex Microcap Fund LLLP (the "Fund"); and (4) Ibex Investment Holdings LLC, a Delaware limited liability company ("IM Holdings") (all of the foregoing, collectively, the "Reporting Persons").

The Fund is a private investment vehicle. The Fund directly beneficially owns the Common Stock reported in this Statement (other than 329,903 shares of Common Stock directly beneficially owned by Justin B. Borus). The Investment Manager is the investment manager and general partner of the Fund. IM Holdings is the sole member of the Investment Manager. Justin B. Borus is the manager of IM Holdings and the Investment Manager. IM Holdings, the Investment Manager, and Justin B. Borus may be deemed to beneficially own the Common Stock directly beneficially owned by the Fund.

Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Person is c/o Ibex Investors LLC, 101 S Madison St, Denver, CO 80209.
Citizenship: For citizenship information or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on the Event Date of April 9, 2026.
Percent of class: See Item 11 on the cover page for each Reporting Person. The foregoing percentages set forth in this response are based on 15,969,281 shares of Common Stock outstanding as of November 4, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Ibex Investors LLC: /s/ Justin B. Borus, Justin B. Borus / Authorized Signatory (04/09/2026)
- Justin B. Borus: /s/ Justin B. Borus, N/A (04/09/2026)
- Ibex Microcap Fund LLLP: /s/ Justin B. Borus, Justin B. Borus / Authorized Signatory (04/09/2026)
- Ibex Investment Holdings LLC: /s/ Justin B. Borus, Justin B. Borus / Authorized Signatory (04/09/2026)